SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)*

CPEX Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12620N104

(CUSIP Number)

Arcadia Capital Advisors, LLC
175 Great Neck Road, Suite 406
Great Neck, NY 11021
Attention: Richard Rofé
Tel: 516.466.5258

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2009

(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 16 pages

CUSIP No.: 12620N104

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Arcadia Opportunity Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 97,464*
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 97,464*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,464*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%*

14	TYPE OF REPORTING PERSON

CO

* Represents the shares held directly by the Fund as of January 7, 2010. Together with the shares held directly by Mr. Frank as of such date, the group beneficially owns 307,622 shares, representing 12.1% of all of the outstanding shares.

Page 2 of 16 pages

CUSIP No.: 12620N104

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Arcadia Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 97,464*
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 97,464*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,464*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%*

14	TYPE OF REPORTING PERSON

OO

* Represents the shares held directly by the Fund as of January 7, 2010. Together with the shares held directly by Mr. Frank as of such date, the group beneficially owns 307,622 shares, representing 12.1% of all of the outstanding shares.

Page 3 of 16 pages

CUSIP No.: 12620N104

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

M.D. Sass FinStrat Arcadia Capital Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 97,464*
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 97,464*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,464*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%*

14	TYPE OF REPORTING PERSON

OO

* Represents the shares held directly by the Fund as of January 7, 2010. Together with the shares held directly by Mr. Frank as of such date, the group beneficially owns 307,622 shares, representing 12.1% of all of the outstanding shares.

Page 4 of 16 pages

CUSIP No.: 12620N104

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Richard Rofé

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 97,464*
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 97,464*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,464*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%*

14	TYPE OF REPORTING PERSON

IN

* Represents the shares held directly by the Fund as of January 7, 2010. Together with the shares held directly by Mr. Frank as of such date, the group beneficially owns 307,622 shares, representing 12.1% of all of the outstanding shares.

Page 5 of 16 pages

CUSIP No.: 12620N104

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

James Frank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF	7	SOLE VOTING POWER - 210,158*
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 210,158*
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

210,158*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%*

14	TYPE OF REPORTING PERSON

IN

* Represents the shares held directly by Mr. Frank as of January 7, 2010. Together with the shares held directly by the Fund as of such date, the group beneficially owns 307,622 shares, representing 12.1% of all of the outstanding shares.

Page 6 of 16 pages

ITEM 1. Security and Issuer.

          The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of CPEX Pharmaceuticals, Inc., a Delaware corporation (the “Company” or the “Issuer”), with its principal executive offices located at 2 Holland Way, Exeter, New Hampshire 03833.

ITEM 2. Identity and Background.

          (a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Arcadia Opportunity Master Fund, Ltd., a Cayman Islands exempted company with limited liability (the “Fund”); (2) Arcadia Capital Advisors, LLC, a Delaware limited liability company (the “Investment Manager”); (3) M.D. Sass FinStrat Arcadia Capital Holdings, LLC, a Delaware limited liability company (the “Managing Member”); (4) Mr. Richard Rofé, a United States Citizen (“Mr. Rofé”); and (5) Mr. James Frank, a United States citizen (“Mr. Frank”). The Investment Manager serves as the investment manager of the Fund. The Managing Member serves as the managing member of the Investment Manager. Mr. Rofé serves as the managing director and a principal of the Investment Manager, as well as the portfolio manager of the Fund.

          The principal business of the Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Fund and other investment vehicles and accounts. The principal business of the Managing Member is serving as the managing member of the Investment Manager. Mr. Rofé’s principal occupation is serving as the managing director and a principal of the Investment Manager, as well as the portfolio manager of the Fund. Mr. Frank’s principal occupation is serving as the Chief Executive Officer of Frank Consolidated Enterprises, Inc.

          Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Fund (the “Directors and Officers”).

          (d)–(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

          The funds used by the Fund to acquire the 97,464 shares of Common Stock reported herein were from working capital of the Fund, and the amount of funds totaled in the aggregate approximately $855,100. The funds used by Mr. Frank to acquire the 210,158 shares of Common Stock reported herein were from personal funds of Mr. Frank, and the amount of funds totaled in the aggregate approximately $2,270,000.

Page 7 of 16 pages

ITEM 4. Purpose of Transaction.

          The Reporting Persons acquired the shares of Common Stock for the purpose of obtaining a significant equity position in the Company and considered the Common Stock to be an attractive investment at the price levels at which they acquired the Common Stock. Further, it is the current intention of Mr. Rofé (through an entity owned and controlled by Mr. Rofé), subject to the penultimate paragraph of this Item 4, to commence a tender offer for 100% of the outstanding shares of Common Stock that are not already owned by the Reporting Persons (the “Contemplated Tender Offer”).

          Mr. Rofé currently intends to offer to purchase shares in the Contemplated Tender Offer at a price of $14.00 per share (the “Contemplated Purchase Price”). The Contemplated Purchase Price represents a 29% premium to the Issuer’s 20-day volume weighted average price (“VWAP”), a 30% premium to the Issuer’s 60-day VWAP and a 32% premium to the Issuer’s 90-day VWAP (in each case starting with the date prior to the date of filing of this Statement). The Issuer’s average daily volume (“ADV”) over the past 20, 60 and 90 days has been 13,451 shares, 6,399 shares, and 5,045 shares, respectively. Absent the Reporting Persons’ trading activity in the Common Stock, the Issuer’s ADV would have been 1,832 shares, 2,123 shares, and 1,948 shares, respectively, for the referenced 20, 60 and 90 day trailing periods. The Reporting Persons believe that their trading activity has contributed significantly to the liquidity and price level of the Issuer’s Common Stock.1

          Mr. Rofé currently expects that the Contemplated Tender Offer would be subject to the Board of Directors of the Company redeeming in full the Rights under the Company’s Rights Agreement dated as of June 13, 2008 (the “Rights Plan”) (among other customary closing conditions), but would not be subject to a financing contingency.

          As required, Mr. Rofé has disclosed in this Item 4 his current intention as of the date hereof. Nothing contained in this Item 4 or elsewhere in this Statement is, or shall be construed to be, the commencement or announcement of a tender offer or otherwise an offer to purchase or a solicitation of an offer to sell any Common Stock or any other securities of the Company; and the filing of this Statement does not, nor shall it be construed to, trigger any provisions of the Rights Plan (including without limitation a “Distribution Date” thereunder). The Contemplated Tender Offer may be commenced only by a formal offer to purchase and letter of transmittal which would be mailed to all shareholders of record as of a recent date. If the Contemplated Tender Offer is announced and commenced, as Mr. Rofé currently intends, the Company’s shareholders should read the tender offer statement and other related documents when they become available because they will contain important information; the tender offer statement and other filed documents will be available for free at the Securities Exchange Commission’s website and the tender offer statement will be provided at no cost by Mr. Rofé.

          The Reporting Persons have engaged management and certain members of the board of directors on several occasions over the past several months. The interactions included making presentations to and receiving presentations from management and certain Board members. The Reporting Persons provided letters to management outlining both strategic and financial actions the Reporting Persons believed the Board and management should pursue to improve the financial and operating performance of the business. The Reporting Persons did not receive a satisfactory response to its inquiries and recommendations. In recent days, the Reporting Persons contacted management to request to meet with management prior to making this filing. Management failed to accept an invitation to meet.

1 The premiums price analysis is based on volume and price information from end of day on January 6, 2010. To calculate the VWAP, the Reporting Persons multiplied closing price for each trading day by the total volume traded on that day, aggregated the same, and divided the result by the total volume traded for the period in question. To calculate the volume contribution by persons other than the Reporting Persons, the Reporting Persons subtracted the volume it traded on any given day from the total shares traded on that day. The Reporting Persons relied on third party sources for market data in the calculation of the Issuer’s closing price and daily trading volume, which they believe but do not represent to be accurate.

Page 8 of 16 pages

          The Reporting Persons’ have an interest in maximizing the value of their investment in the Company. To this end, the Reporting Persons intend continually to review the Company’s business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions. Based on such evaluation and review and other factors (including, without limitation, the attitude of the Board of Directors and management of the Company), the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to its investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include seeking representation on the Board of Directors of the Company, making recommendations to members of management concerning various business strategies, other strategic partnerships, dividend policies and other matters, seeking to acquire control of the Company through a merger, proxy solicitation, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate. Such actions may involve the purchase of additional Common Stock or, alternatively, may involve the sale of all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions to one or more purchasers.

          Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

          (a) As of January 7, 2010, the date of the filing of this Statement: (i) the Fund directly owns 97,464 shares of Common Stock, representing 3.8% of all of the Issuer’s outstanding Common Stock (the Investment Manager, the Managing Member and Mr. Rofé may each be deemed to beneficially own the shares of Common Stock directly owned by the Fund; each disclaims beneficial ownership of such shares); (ii) Mr. Frank directly owns 210,158 shares of Common Stock, representing 8.3% of all of the Issuer’s outstanding Common Stock; and (iii) the foregoing collectively beneficially own as a group 307,622 shares of Common Stock, representing 12.1% of all of the Issuer’s outstanding Common Stock.

          As of December 28, 2009, the date upon which the beneficial ownership of the group described herein exceeded 5% of all of the Issuer’s outstanding Common Stock: (i) the Fund directly owned 66,000 shares of Common Stock, representing 2.6% of all of the Issuer’s outstanding Common Stock (the Investment Manager, the Managing Member and Mr. Rofé may each be deemed to beneficially own the shares of Common Stock directly owned by the Fund; each disclaims beneficial ownership of such shares); (ii) Mr. Frank directly owned 210,000 shares of Common Stock, representing 8.3% of all of the Issuer’s outstanding Common Stock; and (iii) the foregoing collectively beneficially owned as a group 276,000 shares of Common Stock, representing 10.9% of all of the Issuer’s outstanding Common Stock.

          The foregoing percentages are based on 2,542,769 shares of Common Stock outstanding as of November 10, 2009, as reported on the Issuer’s Form 10-Q filed on November 12, 2009.

          (b) The Reporting Persons (other than Mr. Frank) have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 97,464 shares of Common Stock directly owned by the Fund. Mr. Frank has sole power to vote or direct the vote of and to dispose or direct the disposition of the 210,158 shares of Common Stock directly owned by Mr. Frank.

Page 9 of 16 pages

          (c) Except as set forth on Schedule II hereto, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the sixty (60) days prior to the filing of this Statement.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Except as disclosed in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits.

Exhibit No.	Document

1.	Joint Filing Agreement

Page 10 of 16 pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2010

RICHARD ROFÉ
ARCADIA CAPITAL ADVISORS, LLC
ARCADIA OPPORTUNITY MASTER FUND, LTD.

By:	/s/ Richard Rofé

Richard Rofé, for himself and as Managing Director of the Investment Manager (for itself and on behalf of the Fund)

M.D. SASS FINSTRAT ARCADIA CAPITAL HOLDINGS, LLC

By:	/s/ Phil Sivin

Phil Sivin, Authorized Signatory

/s/ James Frank

James Frank

Page 11 of 16 pages

SCHEDULE I

The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Fund.

FUND DIRECTORS

Ramona Komal Bowry (UK/British citizen)
Grand Pavilion Commercial Building
PO Box 10250
Suite #7
802 West Bay Road, Grand Cayman, KY1-1003, Cayman Islands
Ms. Bowry serves as an independent director for various investment vehicles, under the employment of A.R.C. Directors Ltd. (a provider of independent directors)

Alan John Tooker (UK/British citizen)
Grand Pavilion Commercial Building
PO Box 10250
Suite #7
802 West Bay Road, Grand Cayman, KY1-1003, Cayman Islands
Mr. Tooker serves as an independent director for various investment vehicles, under the employment of A.R.C. Directors Ltd. (a provider of independent directors)

FUND EXECUTIVE OFFICERS

None.

Page 12 of 16 pages

SCHEDULE II

The following Reporting Persons effected the following transactions within the 60 days prior to the filing of this Statement, all on the open market:

Arcadia Opportunity Master Fund, Ltd.

Date	Buy/Sell	Number of Shares	Price per Share

12/31/09	Buy	5,107	$11.250
12/29/09	Buy	5,700	$10.999
12/28/09	Buy	20,657	$10.853
11/30/09	Buy	658	$11.988
11/24/09	Buy	1,300	$11.000
11/20/09	Buy	4,042	$11.009

Mr. James Frank

Date	Buy/Sell	Number of Shares	Price per Share

12/30/09	Buy	100	$11.000
12/30/09	Buy	58	$10.970
12/28/09	Buy	184,650	$10.830
12/28/09	Buy	5,000	$10.996
12/28/09	Buy	4,450	$10.749
12/28/09	Buy	550	$10.750
12/24/09	Sell	100	$10.910
12/23/09	Sell	100	$11.144
12/23/09	Sell	100	$11.110
12/23/09	Sell	100	$11.104
12/23/09	Sell	100	$11.500
12/23/09	Sell	100	$11.250
12/23/09	Sell	50	$11.010
12/22/09	Sell	100	$11.100
12/22/09	Sell	100	$11.200
12/22/09	Sell	59	$11.000
12/22/09	Sell	41	$11.050
12/21/09	Sell	100	$11.000
12/21/09	Sell	100	$10.830
12/18/09	Sell	100	$10.800
12/18/09	Sell	100	$10.800
12/17/09	Sell	182	$11.650
12/17/09	Sell	100	$11.670
12/17/09	Sell	100	$11.800
12/17/09	Sell	100	$11.750
12/17/09	Sell	100	$11.750
12/16/09	Sell	18	$11.050
12/14/09	Sell	100	$10.970
12/14/09	Sell	100	$11.150
12/14/09	Sell	100	$11.050

Page 13 of 16 pages

Date	Buy/Sell	Number of Shares	Price per Share

12/10/09	Sell	133	$11.070
12/10/09	Sell	100	$11.070
12/10/09	Sell	100	$11.070
12/10/09	Sell	100	$11.200
12/10/09	Sell	67	$11.250
12/10/09	Buy	1,480	$11.247
12/10/09	Buy	520	$11.250
12/10/09	Buy	500	$11.250
12/10/09	Buy	500	$11.242
12/10/09	Buy	200	$11.250
12/09/09	Sell	159	$11.100
12/07/09	Sell	40	$11.650
12/04/09	Sell	1	$12.100
12/03/09	Sell	100	$11.850
12/03/09	Sell	100	$11.080
12/03/09	Sell	30	$10.890
12/02/09	Sell	170	$12.670
12/02/09	Sell	100	$12.670
12/02/09	Sell	100	$12.680
12/02/09	Sell	100	$12.100
12/01/09	Sell	100	$12.500
12/01/09	Sell	100	$12.420
11/30/09	Buy	450	$11.750
11/30/09	Buy	300	$11.750
11/25/09	Buy	250	$11.000
11/24/09	Buy	251	$11.000
11/24/09	Buy	200	$11.000
11/20/09	Buy	1,951	$10.743
11/20/09	Buy	549	$10.954
11/20/09	Buy	49	$10.750
11/19/09	Buy	5,600	$10.334
11/19/09	Buy	3,300	$10.500
11/19/09	Buy	680	$10.471
11/19/09	Buy	300	$10.480
11/18/09	Buy	550	$10.000
11/18/09	Buy	240	$9.710
11/18/09	Buy	100	$9.940
11/18/09	Buy	100	$9.950
11/18/09	Buy	100	$9.910
11/18/09	Buy	30	$9.985

Page 14 of 16 pages

EXHIBIT INDEX

Exhibit No.	Document
1.	Joint Filing Agreement

Page 15 of 16 pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of CPEX Pharmaceuticals, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: January 7, 2010

RICHARD ROFÉ
ARCADIA CAPITAL ADVISORS, LLC
ARCADIA OPPORTUNITY MASTER FUND, LTD.

By:	/s/ Richard Rofé

Richard Rofé, for himself and as Managing Director of the Investment Manager (for itself and on behalf of the Fund)

M.D. SASS FINSTRAT ARCADIA CAPITAL HOLDINGS, LLC

By:	/s/ Phil Sivin

Phil Sivin, Authorized Signatory

/s/ James Frank

James Frank

Page 16 of 16 pages